PRESS RELEASE
                             (For Immediate Release)

                             -----------------------


         Buenos Aires (January 21, 2003). Banco Rio de la Plata S.A. refers to its offer to exchange (the "Offer") its 8.75% Class IV Negotiable Obligations due December 15, 2003 in the aggregate principal amount of US$250,000,000 (the "Existing Notes").

         Banco Rio announced today that it is waiving the condition to its Offer that it receive valid and unrevoked tenders representing at least 90% in aggregate principal amount of its Existing Notes. Banco Rio hereby notifies holders of the Existing Notes that it intends, subject to the satisfaction of all remaining conditions to the Offer, to accept any and all Existing Notes validly tendered and not withdrawn pursuant to the Offer. Holders of Existing Notes that have tendered their Existing Notes to date pursuant to the Offer will have the right to withdraw such tenders of Existing Notes until the expiration date of 5:00 p.m., New York City time, Friday, January 24, 2003, notwithstanding any extension of the expiration date.

         The Offer is being made solely pursuant to Banco Rio's offering documents and information regarding the pricing, tender and delivery procedures and terms and conditions of the Offer is set forth in Banco Rio's offering documents. The Offer is being made inside the United States under an exemption from the U.S. Securities Act of 1933 and outside of the United States pursuant to a separate exemption under Regulation S promulgated under the U.S. Securities Act.

         In order to participate in the Offer and to receive information in connection therewith, holders of the Existing Notes need to provide, or have provided, to Mellon Investors Services LLC, which is acting as Information Agent on Banco Rio's behalf, certain required certifications as to their jurisdiction of residence in order to allow required documentation to be distributed to such holder. Mellon Investors Services can be contacted at 44 Wall Street, New York, New York 10005, U.S.A., telephone (917) 320-6286.

         As of 12:00 p.m., New York City time, on January 21, 2003, Banco Rio was advised by the exchange agent that approximately US$125,638,000 of the total amount of the Existing Notes were tendered.

THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER TO SELL ANY SECURITIES IN THE UNITED STATES OR IN ANY OTHER JURISDICTION IN WHICH SAID OFFER IS PROHIBITED, AND ANY SUCH SECURITIES IF ISSUED BY BANCO RIO CANNOT BE SOLD IN THE UNITED STATES EXCEPT PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, OR IN ANY OTHER JURISDICTION IN WHICH SUCH SALE IS PROHIBITED. BANCO RIO DOES NOT EXPECT TO REGISTER ANY PART OF THE OFFERING IN THE UNITED STATES OR TO MAKE ANY PUBLIC OFFER OF ANY SECURITIES IN ANY JURISDICTION OTHER THAN ARGENTINA. THIS PRESS RELEASE CANNOT BE DISTRIBUTED IN THE UNITED STATES OR FORWARDED TO ANY U.S. NEWS MEDIA NOR DISTRIBUTED OR FORWARDED TO THE NEWS MEDIA OF ANY OTHER COUNTRY IN WHICH SUCH DISTRIBUTION OR FORWARDING COULD BE PROHIBITED.

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